UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of January 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Veolia Environnement announces the success of the issuance of subordinated perpetual hybrid debt in Euros and Pound Sterling

Paris, January 10, 2013._ After meeting approximately 150 investors, primarily in continental Europe and the United Kingdom, Veolia Environnement launched the issuance of deeply subordinated perpetual hybrid debt in euros and pound sterling, callable beginning April 2018. Given the strong final demand, which exceeded €9 billion for the two tranches and an order book of more than 600 orders, Veolia Environnement issued €1 billion at a 4.5% yield for the tranche in euros and £400 million at a 4.875% yield for the tranche in sterling, fixing historically low interest rates. This demand reflects investor confidence in the financial strength of Veolia Environnement.
This operation allows the Company to reinforce its financial structure in conjunction with its transformation while strengthening credit ratios. Ratings agencies consider that half of the issued amount will result in debt reduction1. In addition this issuance diversifies the currencies of the Company’s equity and diversifies the Company’s investor base.
This issuance will be treated as equity under the consolidated IFRS accounts.  As a result, the debt reduction objectives communicated during the last Investor Day on December 6, 2011 will therefore be adjusted to take into account the impact of this issuance.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011. www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Important disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

This document is neither an offer for sale of securities nor a solicitation for the acquisition or subscription of securities in the United States or in any other jurisdiction. The securities may not be offered, subscribed or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Veolia Environnement does not intend to register any portion of the offering in the United States, nor intend to conduct a public offering of the securities in the United States.

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23
US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

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1 In its press release issued January 4, 2013 S&P assigned a BBB- rating to the hybrid and 50% equity content until April 2018. In its press release issued January 7, 2013, Moody’s assigned a Baa3 rating and 50% equity content.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 10, 2013

VEOLIA ENVIRONNEMENT

By: /s/ Antoine Frérot
Name: Antoine Frérot
Title:   Chairman and Chief Executive Officer